EXHIBIT 99.1

Intellipharmaceutics Closes US$5,000,000 Registered Direct Offering of Common Shares

TORONTO, March 15, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI)(TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has closed its previously announced registered direct common share offering for gross proceeds of approximately US$5 million. The company sold an aggregate of 1,818,182 shares to U.S. institutional investors at a price of US$2.75 per share. After placement agent fees and estimated offering expenses, the company received net proceeds from the offering of approximately US$4.4 million.

Roth Capital Partners, LLC, served as sole placement agent for the offering.

Intellipharmaceutics intends to use the net proceeds to file additional Abbreviated New Drug Applications (ANDAs) with the Food and Drug Administration, to advance clinical trials for its abuse resistant Rexista™ technology and/or other NDA 505(b)(2) opportunities, to establish additional partnerships, and for working capital, research, product development and general corporate purposes.

The shares described above were offered by Intellipharmaceutics through a prospectus supplement pursuant to a shelf registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission. A prospectus supplement relating to the offering was filed with the SEC and is available on the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or email: rothecm@roth.com or by accessing the SEC's website, www.sec.gov.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales and revenues, projected costs, and market penetration. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our product candidates, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form and latest Form 20-F, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Intellipharmaceutics International
         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106 investors@intellipharmaceutics.com